U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                               (Check One):
[ ]Form 10-K; [ ]Form 20-F; [ ]Form 11-K; [X]Form 10-Q; [ ]Form N-SAR

     For Period Ended:                              June 30, 1998
     [ ]Transition Report on Form 10-K
     [ ]Transition Report on Form 20-F              SEC FILE NUMBER
     [ ]Transition Report on Form 11-K                  0-8301
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________
________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________

Part I--Registrant Information
________________________________________________________________________

     Full Name of Registrant:             Golden Triangle Industries, Inc.
     Former Name if Applicable:
     Address of Principal Executive
           Office (Street and Number):    8504 Sonoma Valley, N.E.
         City, State & Zip Code           Albuquerque, NM   87122
________________________________________________________________________

Part II--Rules 12b-25 (b) and (c)
________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X](b) The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
________________________________________________________________________

Part III--Narrative
________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


During June & July, 1998, certain events occured which delayed the accounting staff from being able to timely complete their work. These delays resulted in a delay in the Company's outside accountant's access to the financial records and data for their review of the financail statements. Although the Company is not filing a reveiw report issued by its outside accountants as part of its 10-Q filing, Managment believes that it is important to postpone the filing of the 10-Q financial statements until such review has been completed and any comments which might be made by them have been evaluated and satisfactorily dealt with.

The Company anticipates that it will be able to file the report with the five day extension period.

________________________________________________________________________

Part IV--Other Information
________________________________________________________________________

     (1)Name and telephone number of person to contact in regard to this
notification:            Robert Early        (915) 691-5790

     (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).                  [X] Yes  [ ] No

     (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?                                [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     GOLDEN TRIANGLE INDUSTRIES, INC.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   August 14, 1998               By: /s/ Robert B. Early
                                          Robert B. Early
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
________________________________________________________________________

                                 BDO Seidman, LLP



August 14, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  200549


RE:  Golden Triangle Industries, Inc.
     SEC File # 0-8301


Gentlemen:

We are the independent certified public accountants to Golden Triangle Industries, Inc. and are in receipt of its Form 12b-25 dated August 14, 1998. Please be advised that we concur with the statement that we have been delayed in our receipt of the Registrant's financial statements and have been thus delayed in our review of those statements.

Very truly yours,


/s/ BDO Seidman, LLP
BDO Seidman, LLP